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18005410

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SEC Mail Processing Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAIS Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

598 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Shannon — (212) 201 - 2327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLC
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Timothy Shannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAIS Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ALESSANDRA VAN DER MEULEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VA6327765
Qualified in New York County
My Commission Expires July 13, 2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAIS Capital, LLC
Index
December 31, 2017

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
CAIS Capital, LLC
New York, New York

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of CAIS Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CAIS Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of CAIS Capital, LLC's management. Our responsibility is to express an opinion on CAIS Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CAIS Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as CAIS Capital, LLC's auditor since 2013.

Port Washington, New York
February 27, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

CAIS Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,522,012
Due from clearing broker		641,815
Accounts receivable		1,473,098
Prepaid expenses		12,239
Total Assets	$	3,649,164
Liabilities and Member's Equity		
Due to affiliate - net	$	1,190,793
Deferred revenue		97,304
Accounts payable and other accrued expenses		243,875
Total Liabilities		1,531,972
Members' Equity		2,117,192
Total Liabilities and Members' Equity	$	3,649,164

The accompanying notes are an integral part of the Statement of Financial Condition

1. Organization

CAIS Capital, LLC or the "Company" is a limited liability company established in the state of Delaware on July 27, 2009. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

On November 30, 2017, Capital Integration Systems, LLC ("CAIS LLC"), an affiliated entity established in the state of Delaware, acquired all interests of the Company.

During 2017, the Company's revenues were mostly derived from selling interests in private fund conduits, selling structured product notes, and participation as a selling group member in underwritings. The Company's headquarters is located in New York, NY and its customers are primarily located throughout the United States.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. There were no subordinated borrowings for the year ended December 31, 2017.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placement of securities, agency transactions, and firm commitment underwritings as a selling group participant on a best efforts basis only.

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Cash

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurable limit was $1,272,012 as of December 31, 2017. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is not material.

Accounts Receivables

Accounts receivable are stated at their net realizable value, which represents the account balance, less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible determined by a variety of factors, including the age of the receivables, current

economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved. Management did not believe an allowance to be necessary as of December 31, 2017.

Revenue Recognition
The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Deferred revenue is based on amounts received not yet earned.

Underwriting revenue arising from securities offerings in which the Company acts as an agent are recorded on a trade-date basis as securities transactions occur.

Direct selling agreement and listing fees revenue consists of revenue received from Investment Managers for introducing their funds to CAIS clients, listing their funds on the CAIS Portal, and servicing fee equal to the funds' pro-rata share of platform costs.

Income Taxes
The Company is organized as a limited liability company and was recognized as a partnership for income tax purposes through November 30, 2017. The Company became wholly owned by CAIS LLC on November 30, 2017, after which the Company is considered a disregarded entity for federal and state income tax purposes and is included in the income tax returns filed by CAIS LLC. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. However, the Company's income is subject to New York City Unincorporated Business Tax and provisions for such taxes are made by the Company when necessary.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by Taxing Authorities. At December 31, 2017 the Company did not have any unrecognized tax benefits or liabilities. The Company operated in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4. Receivable from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2017, consist of the following, which are included in "Due from clearing broker" and "Accounts payable and other accrued expenses" in the Statement of Financial Condition:

	Receivable	*Payable*
Deposit with clearing broker	$ 101,038	$ -
Payable to clearing broker	-	772,745
Receivable from clearing broker	1,389,099	-
Fees and commission payable	-	75,577
	$ 1,490,137	$ 848,322

The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

5. Related Party

The Company entered into a distribution agreement with CAIS LLC, whereby it receives a fee equal to 5% of the aggregate amount of all of the platform distribution fees, as defined in each private investment agreement, received by CAIS LLC from the investors of funds offered by CAIS LLC's funds platform. During the year the fees received by the Company from CAIS LLC were $405,408, which are included in "Platform Distribution Fee and other" in the Statement of Operations.

The Company also entered into a management services agreement with CAIS LLC, whereby CAIS LLC provides administrative services, office space, and other expenses related to the development and operation of the Company's business. Payment for such services is calculated monthly based on the expense type and time allocation of the CAIS LLC's personnel and is paid via intercompany loan to the Company. During the year ended December 31, 2017, the Company incurred $8,318,032 of expenses under the management services agreement, which is included in compensation and related expenses, platform and fund expenses, other general and administrative, professional fees and rent expenses of the Statement of Operations. At December 31, 2017 the due to affiliate balance was $2,033,229 and the due from affiliate balance was $842,436 and is disclosed in the statement of financial condition as due to affiliate – net as $1,190,793 and is due on demand without interest.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, CAIS Capital, LLC is required to maintain minimum net capital equal to the greater of $50,000 and 6.667% of aggregate indebtedness. At December 31, 2017, CAIS Capital, LLC had net capital of $631,852 which was $529,721 above its required net capital of the greater of $50,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 2.42 to 1 at December 31, 2017.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 27, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2017.